Lazuriton Nano Biotechnology (U.S.A.) Inc.
10F., No. 341, Sec. 2, Wanshou Rd.
Guishan District
Taoyuan City, 333, Taiwan (Republic of China)

June 8, 2016

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 3561

Attention:              Mara Ransom, Assistant Director, Office of Consumer Products
Re:          Lazuriton Nano Biotechnology (U.S.A.) Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed May 27, 2016
File No. 333-210091

Dear Mara Ransom,

In connection with the above-referenced amendment to our registration statement on Form S-1, we request the acceleration of the effective date of that registration statement as of June 13, 2016, at 4:00 p.m. Eastern Daylight Time.  We acknowledge that:

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Lazuriton Nano Biotechnology (U.S.A.) Inc.,
a Nevada corporation

/s/_Chih-Yuan Hsiao
By: Chih-Yuan Hsiao

Its: President